05051757

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
APR 19 2005
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1/A (Exhibit E)	File No. 70-10180
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

____

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 21 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City ______, State of __________, ________, 2005.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on April 19, 2005, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #100716 v1

Exhibit E

AMEREN CORPORATION
Electric / Gas Utility Companies


N
Legend
AmerenUE-Missouri
AmerenUE-Illinois
AmerenCIPS
ILLINOIS
MISSOURI
Macomb
Petersburg
Beardstown
Quincy
Paxton
Mattoon
Pawnee
Taylorville
Effingham
Olney
Alton
St.Charles
E.St.Louis
St.Louis
Metro
Kirksville
Excelsior Springs
Mexico
Columbia
Wentzville
Jefferson City
Union
House
Springs
Lakeside
Owensville
Rolla
Salem
Potosi
Park Hills
Marion
Anna
Cape Giradeau
Caruthersville
74
57
55
35
29
72
70
64
24
44